ACURA PHARMACEUTICALS, INC.
616 N. North Court, Suite 120
Palatine, Illinois 60067

November 2, 2006

Securities and Exchange Commission
Attention: Mr. Jeffrey Riedler, Assistant Director
Mail Stop 0610
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Acura Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 27, 2006, File No. 1-10113

Dear Mr. Riedler:

We received the letter from the Securities and Exchange Commission (the "Commission") dated November 1, 2006 in connection with the filing by Acura Pharmaceuticals, Inc. (the “Company”) of the above-referenced document. Thank you for your comment. The following is the response to the Commission’s comment.

Comment:

Proposal 2. To grant the Board of Directors authority to amend the company’s restated certificate of incorporation to effect a reverse stock split at one of six ratios.

Please expand the discussion under “Authorized Shares” on page 26 to state whether you have any plan, commitment, arrangement or understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the reverse stock split.

Response:

In Proposal 2 under the caption “Authorized Shares” (page 26) the following disclosure will be added at the end of such section:

“As of the date of this Proxy Statement, the Company is seeking to secure working capital providing gross proceeds to the Company in the range of approximately $15 million to $20 million through the private offering of the Company’s securities. The terms of any such securities offering, including, without limitation, the type of equity securities (or securities convertible into equity securities) and the price per share, have not been determined and will, in large part, be determined based upon negotiations between the Company and prospective investors in such private offering. Any such private offering may occur prior to or following the effective date of the reverse stock split described in this Proposal 2. The Company has sufficient authorized shares available to allow for the completion of such private offering and is not dependent upon the increase in shares available for issuance as a consequence of the reverse stock split described in this Proposal 2. As of the date of this Proxy Statement, the Company has no commitment, arrangement, understanding or agreement in place, either oral or written, regarding the issuance of the Company’s securities subsequent to the reverse stock split described in this Proposal 2. There can be no assurance that the Company will be successful in completing a private offering of the Company’s securities, or if completed, that the proceeds of such offering will be sufficient to continue to fund operations.”

November 2, 2006

This letter will confirm that the disclosure provided above will be contained in the Company’s definitive Proxy Statement as filed with the Commission.

The Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response adequately addresses your questions and requirements. However, if you have any further questions or comments, please feel free to contact our counsel John P. Reilly at Seiden Wayne LLC, 2 Penn Plaza East, Newark, NJ 07105; Telephone: 973-491-3354; Fax: 973-491-3492. Upon your acceptance of our responses and suggested revisions, the Company will promptly file its definitive Proxy Statement, which in addition to the changes described above, will contain the Time, Place and Date of the Annual Meeting, the Record Date, the number of shares outstanding on the Record Date and all numbers derived therefrom.

Very truly yours,

/s/ Peter A. Clemens
Peter A. Clemens
Senior Vice President and
Chief Financial Officer

cc:  John L. Krug, Senior Counsel
       John Reilly, Seiden Wayne LLC